FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2010

Commission File Number: 1-33659

COSAN LIMITED
(Translation of registrant’s name into English)

Av. Juscelino Kubitschek, 1726 – 6th floor
São Paulo, SP 04543-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

COSAN LIMITED

Item
1.	Notice to the Market dated October 29, 2010

COSAN S.A. INDÚSTRIA E COMÉRCIO Corporate Taxpayers’ ID (CNPJ/MF): 50.746.577/0001-15 Company Registry (NIRE) 35.300.177.045

Notice to the Market

Cosan S.A. Indústria e Comércio (Bovespa: CSAN3), pursuant to CVM Instruction 358 of January 3, 2002, today announced that its subsidiary Cosan Overseas Limited has priced a US$ 300 million perpetual bond offering pursuant to Regulation S under the Securities Act.

The Perpetual Senior Notes, bearing interest of 8.25% per annum, are guaranteed by Cosan S.A. Indústria e Comércio and, upon consummation of the proposed Joint Venture between Cosan and Shell, Cosan Combustíveis e Lubrificantes S.A. ("CCL"), which will, at the time, hold exclusively the Lubricants business. This issuance has been rated Ba2 (stable) by Moody's, BB (stable) by Standard and Poor's and BB (stable) by Fitch.

Cosan group will use the net proceeds from the offering to repay short and medium-term indebtedness and remaining net proceeds will be used for general corporate purposes, including strengthening of our working capital position. This transaction, which will not be contributed to the JV with Shell, significantly extends the maturity profile of the group's indebtedness.

The senior notes have not been and will not be registered under the Securities Act and may not be offered or sold to U.S. persons. Since the senior notes will not be offered or sold in Brazil, they will not be registered with the Brazilian securities commission (CVM). This Notice to the Market does not constitute an offer to sell or the solicitation of an offer to buy any security.

São Paulo, October 29th, 2010

Marcelo Martins
Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COSAN LIMITED

Date:	November 1, 2010	By:	/s/ Marcelo Eduardo Martins
			Name:	Marcelo Eduardo Martins
			Title:	Chief Financial Officer and Investor Relations Officer